UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM N-54A


             NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
            THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                     PURSUANT TO SECTION 54(A) OF THE ACT


The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:  BlackRock Kelso Capital

Address of Principal Business Office (No. & Street, City, State, Zip Code):
         100 Bellevue Parkway
         Wilmington, Delaware 19809

Telephone Number (including area code): (888) 825-2257

Name and address of agent for service of process:
         BlackRock Kelso Capital
         40 East 52nd Street
         New York, New York  10022
         Attention:  President

Copies to:    Skadden, Arps, Slate, Meagher & Flom LLP
              Four Times Square
              New York, New York  10036
              Attention:  Richard T. Prins, Esq.

                       and

              Cravath, Swaine & Moore LLP
              Worldwide Plaza
              825 Eighth Avenue
              New York, NY  10019
              Attention:  D. Collier Kirkham, Esq.

Check one of the following:

[x] The company has filed a registration statement for a class equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: April 15, 2004

[ ] The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.


         The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not Applicable

         The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable

         The undersigned company certifies that it is a closed-end company organized under the laws of Delaware and with its principal place of business in Delaware; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

         Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of New York and state of New York on the 15th day of April, 2004.


                                      BLACKROCK KELSO CAPITAL


                                      By:  /s/Robert S. Kapito
                                           --------------------------------
                                           Name:  Robert S. Kapito
                                           Title: President

Attest:

___________________________
        (Name)

____________________________
        (Title)